Exhibit 21.1

List of Subsidiaries

1.	Flowerfield Mortgage, Inc.

2.	Flowerfield Realty, Inc.

3.	Flowerfield Properties, Inc.

4.	Virginia Healthcare Center, LLC

5.	GSD Flowerfield, LLC

6.	GSD Port Jefferson, LLC

7.	GSD Cortlandt, LLC

8.	Buttonwood Acquisition, LLC